82-3378

Province of British Columbia
British Columbia Securities Commission

04046535

RECEIVED

FORM 51-901F

QUARTER REPORT

SUPPL

ISSUER DETAILS	ISSUER TELEPHONE NO.	FOR QUARTER ENDED	DATE OF REPORT
CON-SPACE COMMUNICATIONS LTD. website: www.con-space.com	(604) 244-9323	September 30, 2004	November 4, 2004

ISSUER'S ADDRESS	PROVINCE	POSTAL CODE
505 - 5600 Parkwood Way, Richmond	British Columbia	V6V 2M2

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.:
Gloria J. Gordon ggordon@con-space.com	Controller	(604) 244-9323

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

CERTFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Terence A Ibbetson	Terence A Ibbetson	November 4, 2004
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED
James L Swanson	James L. Swanson	November 4, 2004
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED

12/8

CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

FINANCIAL INFORMATION AND SUPPORT DISCUSSION FOR CON-SPACE'S FIRST QUARTER ENDED SEPTEMBER 30, 2004

SCHEDULE A - FINANCIAL STATEMENTS

Attached are the following Financial Statements, prepared in accordance with GAAP (Generally Accepted Accounting Principles) in accordance with section 1751 of the CICA Handbook, and with their comparisons to the equivalent prior periods and included is the:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- Statement of Retained Earnings
- And the Notes to the Financial Statements

SCHEDULE B – SUPPLEMENTARY INFORMATION

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

- A breakdown of major expenditures such as:
  - General and Administrative Expenses
- A Statement of Aggregate Expenditures made to parties not at arm's length:
  - CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $60,000;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $678,464:

	Period Ended Sept 30, 2004 $	Period Ended Sept 30, 2003 $
Beginning Inventory	851,964	685,017
Purchase, Parts & Supplies	550,455	360,818
Direct Labour & Overhead	141,874	101,080
TOTAL INVENTORY	1,544,293	1,146,915
Less Ending Inventory	972,243	720,556
Cost of Goods Sold	572,050	426,359
Commission	106,414	48,322
Cost of Goods Sold and Commission	678,464	474,681

1. Analysis of expenses and deferred costs – See Schedule C and Financial Statements

2. Related party transactions – See Schedule C and Financial Statements (Note 8)

3. Summary of Securities issued and options granted during the period

a) Securities issued – See Schedule C and Financial Statements (Note 7)

b) Options granted – See Schedule C and Financial Statements (Note 7). Options outstanding end of period:

Name	Number	Expiration date
Nil	Nil	N/A
	Nil	

4. a) Description of authorized share capital – See Financial Statements (Note 7)

b) Number and recorded value for shares issued and outstanding – See Financial Statements (Note 7)

c) Description of options and warrants – See Financial Statements (Note 7)

d) Number of shares subject to escrow – See Financial Statements (Note 7)

5. List of Directors:

Terence A. Ibbetson
James L. Swanson
Vincent L. Ready
Eric J. Harris
Gordon E. Cook (appointed after June 30, 2004)

6. List of Officers

Gloria J. Gordon, Controller
Terence A. Ibbetson, President
Rosalind C. Nishi, Administration Manager
James L. Swanson, Chairman
Andrew M. Ibbetson, Vice-President, General Manager UK

SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS

1.0 This report includes information up to November 4, 2004

1.1 CON-SPACE Business

The Company, CON-SPACE Communications Ltd, a Tier 1 issuer listed on the TSX Venture Exchange (CCB on VSX-V), is engaged primarily in the development, design, manufacture and marketing of various lines of specialized industrial voice communication products. Many of its products are used in confined spaces, noisy, and hazardous work environments; while others are used to simplify and improve communication through two-way radios. Its products consist of Hardline Intercom Systems, Two-way Radio Accessory equipment and specialized noise attenuation headsets. The company maintains a detailed web site at www.con-space.com.

CON-SPACE business is conducted worldwide through internationally incorporated subsidiaries, international divisions and domestically incorporated companies and independent distributors. The immediate company consists of:

CON-SPACE Communications Ltd – Canadian Parent Public Company
CON-SPACE Communications Inc – Wholly owned US Subsidiary
CON-SPACE Communications (UK) Ltd – Wholly owned UK Subsidiary
CON-SPACE Technologies Inc – Wholly owned Canadian Subsidiary
CON-SPACE International – Wholly owned Canadian Division

The Company is **ISO-9001:2000 Certified** and supplies its communication products to general industry, fire departments, law enforcement, rescue teams and many military organizations. All branches of the military within the United States as well as many militaries around the world are major customers of the Company.

The Company also has a growing number of OEM (Original Equipment Manufacturers) customers that have CON-SPACE products built and Private Labeled to their specifications, which they market to their customers under their own label. This expanding OEM business is part of the Company's long-term growth strategy.

All consolidated financials are reported in Canadian Currency in accordance with the Canadian "Generally Accepted Accounting Procedures". See Notes to Consolidated Financial Statements (Note 2) in the Company's Annual Report for a more detailed explanation. An Annual Information Form (AIF) is filed on SEDAR each year in October. See www.sedar.com or www.con-space.com.

The Company concentrates its efforts on both increasing sales and maintaining tight control on operating expenses. The net effect is a positive steady reduction of Long-Term Liabilities and an increase in Total Asset.

"Forward-looking" statements in this document involve risks and uncertainties associated with, among others, economic, industry conditions, technological

development, and competition and should not be relied upon as actual results may differ materially from those projected.

2.0 Selected Annual Information - June 30, 2004

The Company Annual Sales continues to increase with further increases in profitability and earnings per share. Efforts remain in place to continue the following pattern of increasing Sales, Assets, and Earnings while paying down the Long-Term Liabilities.

2.1 Annual Financial Summary ($x1000 except for EPS and DPS)

	June 30, 2004	June 30, 2003	June 30, 2002
Net Sales	**$ 5,529,547**	$ 4,787,117	$ 3,176,903
Net Income (Loss)	**$ 698,214**	$ 779,315	$ 207,168
Net Earnings/Share	**$ 0.08**	$ 0.09	$ 0.03
Net EPS Fully Diluted	**$ 0.08**	$ 0.09	$ 0.02
Total Assets	**$ 3,023,302**	$ 2,291,991	$ 1,545,561
Long-Term Liability	**$ 87,100**	$ 272,900	$ 533,522
Dividends per Share	**$ 0.00**	$ 0.00	$ 0.00

2.2 Annual Financial Results of Operations

Fiscal 2004, ended June 30th, was a year of continued growth for CON-SPACE as all areas of the business expanded. Sales grew by 15.5 percent despite the general slump in the World Economy and the slowness of the American economy in particular. Overall assets of the Company increased by 31.9 percent while long-term debts decreased by 68.1 percent.

Total annual consolidated sales for the fiscal 2004 ended at $5,529,547 compared to $4,787,117 a 15.5% increase. Gross profits for 2004, increased by 12.1% to $2,598,772 from $2,318,129 in 2004 while total operating expenses (including depreciation) increased by 14.4% or $250,192 to $1,982,386 compared to 2004's expenses of $1,732,194.

The Company's net profit for the year ending June 30, 2004 was $698,214 or $0.08 per share, exceeding forecasted profits of $631,825 and compared to the 2003 net profit of $779,315 or $0.09 per share. During the year, the Company's weighted average issued and outstanding share base increased from 8,468,580 common shares for 2003 to 9,258,150 common shares for 2004.

New records for sales during the 2004 fiscal year were set with not only the Company's traditional business, but also with the on-going growth of OEM (Original Equipment Manufacturer), 'Private Label' business and International business.

As 2003 and 2004 were strong growth years for CON-SPACE and this trend is expected to continue throughout 2005 and beyond. Even though challenges of a confused economy and a declining American dollar, management feels very positive about the overall prospects for continuing growth.

Corporate insurance costs have continued to increase as a result of terrorist events that have occurred worldwide during the past few years. Insurance costs in the year ended June 30, 2004 increased to $98,990 from $53,956 for 2003. It is interesting to note that 2002 insurance costs were $22,230. The main area of increase is Liability Insurance and Director's and Officer's Insurance.

Accounting and Legal expenses increased to $37,728 in 2004 from $30,663 for 2003. This expense can be expected to continue its increase due to the new accounting and auditing requirements. Office supplies, computer, and rent expenses decreased by $8,451 in 2004 due in part to the efforts to keep expenses down in spite of increased staffing and their related costs.

Expenses did increase in marketing efforts, the cost of advertising, travel and tradeshows increased by $53,186 during 2004 over 2003.

Due to the relative strength of the Canadian dollar foreign exchange increased by a total of $32,686 over 2003.

Long-term debts declined from $272,900 at the end of 2003 to $87,100 at the end of 2004, while overall interest expense increased by $39,547 to $129,442. This increase was a result of short-term loans to support material purchasing for large orders received during the year. Time spent on Research and Development declined during 2003 and therefore the expense increased from $93,845 in 2003 to $130,791 in 2004 as more time is going into the design and development on new products.

An amount of $36,250 was spent in the preparation of documents for potential institutional investors, annual and quarterly reports, and investor relation's activities. This compares to an expense of $33,125 for 2003. Regulatory and Filing Fees relate to filing, sustaining, SEDAR and legal fees totaled $25,324 compared to $23,189 for 2003.

Salaries, wages and benefits increased during the year from $642,624 during 2003 to $779,591 in 2004. This increase resulted from additional staff, benefits, and salary increases.

2.3 Annual Major Contracts

The Company entered into a license agreement with Vital Sound, Inc. of the United States, to manufacture and distribute world wide, a new product called the "Vital Sound". Vital Sound, Inc. is the patent applicant holder for this devise and CON-SPACE did the design work on the product. Sales of this product began in April of 2002.

The company received a major order from the UK - Fire Inspectorate in January of this year for a total of CDN $976,985. This order was shipped at the customer's request during the month of March and has since been fully paid.

The private labeling OEM (Original Equipment Manufacturer) business continues to grow with OVER 22 companies now purchasing from CON-SPACE. A new product, "the EZ-RADIOCOM II", was designed for Tyco-Scott is now in full production and shipping Tyco-Scott. More advanced versions of the EZ-RADIOCOM II are also under final design development for specific use by fire departments.

Other major projects with the US Navy continue to be worked on, including the use of the Company's equipment in Gas Free Environments. Eighteen pages of the new Navy and Marine training documentation are dedicated to the CON-SPACE equipment and its use.

The Company continues to work with the military and to actively solicit other OEM contracts.

2.4 Annual Financing and Use of Proceeds

Employee stock options totaling $17,640 for 126,000 common shares were exercised during the year. During the year, three directors exercised the remaining balance of 250,000 outstanding options for a value of $35,000. These funds were used to increase the company's inventory and cover other operating expenditures. There were no private placements or other financing proceeds received during 2004.

2.5 Annual Investor Relations Activities

During fiscal 2004, the Company contracted with QIS Capital Ltd., at a cost of $2,500 per month, to assist in handling its Investor Relation activities. This arrangement was established in September of 2003. The Company feels it is now time to begin promoting itself as an investment opportunity to the investment market. The company also uses Agora Communications for News Release preparation and distribution, as well as Precision IR services to attracting new potential shareholders. Starting after the second quarter of 2003 the company also contracted with Fundamental Research Corp to provide a complete independent financial analysis of itself that could be upgraded after the end of each quarter and published to the general public and on SEDAR. This contract was to run for a year. Total expenditure for the year on Investor relations (which also includes the publication of the Annual and Quarterly Reports and the cost of the Annual General Meeting) equaled $36,250.

2.6 Annual Related-Party Transactions

The Company entered into a management agreement dated June 30, 1991 for management services at $15,200 per month to Ridel Investments Ltd., a Company controlled by two directors. The Director's Compensation Committee approved and amended this management services agreement in July of 2003 to increase the remuneration to $20,000 per month. This agreement is subject to an annual review by the Board of Directors.

There were no related party transactions other than in the normal business of selling products to different operating divisions for resale within their respective territories.

2.7 Annual Legal Proceedings, Contingent Liabilities, Defaults and Concerns with Working Capital

Management is not aware of any current or pending legal proceedings, contingent liabilities nor is it in default of any of its contractual commitments, other than as presented herein.

Working capital has improved substantially in the two last years as the result of regular business increases and major orders. Expenses, however, remain under tight control as the Company concentrates on eliminating its long-term debt.

The Company has applied for and received approval in spring of 2003 for a three-year time-release of escrow shares.

The Company has an established $500,000 line of credit with its bank.

2.8 Annual Relevant Items that may Impact the Company, Special Resolutions, Senior Management Changes, Acquisitions or Dispositions

CON-SPACE Communications Ltd. was officially granted Tier 1 status on the TSX Venture exchange in January 2003. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

CON-SPACE is recognized worldwide as the leading designer and manufacturer of specialized voice communication equipment used by Police, Fire, Rescue, Government Agencies, Militaries, Municipalities and general industry. The Company has distribution throughout North America, Great Britain, Australia, and parts of Asia, South America, and Europe. The Company also supplies many other manufacturers with Private Labeled products. Its products were used to make initial contact with nine trapped miners in the Pennsylvania coalmine disaster of July 2002 and successfully contributed to their rescue.

During fiscal 2000 a new Company, CON-SPACE Technologies Inc., was incorporated to take over all manufacturing as of July 1, 2000 but the actual date of start up has been postponed due an attempt to keep expenses to a minimum.

3.0 Summary of Quarterly Results – September 30, 2004

3.1 Quarterly Financial Summary ($x1000 except for EPS and DPS)

	2005	2004			2003			
	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Net Sales	**$ 1,491**	1,601	1,951	1,014	964	981	1,886	1,127
Net Income after tax	**$ 170**	271	360	56	11	23	459	240
Net Income Tax	**$ 112**	0	0	0	0	0	0	0
Net Earnings/Share	**$ 0.02**	0.03	0.04	0.01	0.00	0.00	0.05	0.03
Net EPS Fully Diluted	**$ 0.02**	0.03	0.04	0.01	0.00	0.00	0.05	0.03
Total Assets	**$2,937**	3,023	3,301	2,291	2,221	2,292	2,666	1,768
Long-Term Liability	**$ 51**	87	120	153	214	273	328	418
Dividends per Share	**$ Nil**	Nil	Nil	Nil	Nil	Nil	Nil	Nil

3.2 Quarterly Financial Results of Operations

The Company had sales of $1,490,771 for the 1st quarter ended September 30, 2004 resulting in a pre-tax net profit of $282,697 or $0.03 per share and an after tax net profit of $170,417 or $0.02 per share. The 1st quarter sales represents a 54.7% increase over the $963,518 reported for the same period a year ago.

The Company has continued to invest for growth in response to continued sales growth and demand for CON-SPACE products internationally, as well as, anticipated growth and demand for the foreseeable future, the Company continues to invest in an infrastructure that will be capable of meeting and servicing such growth; while at the same time controlling discretionary operating costs.

Operating expenses (excluding depreciation) for the 1st quarter increased by 5.3% to $486,539 compared to last year's 1st quarter of $461,862.

Net profit for the first quarter ended September 30, 2004, after taxes of $112,280, closed at $170,417 or $0.02 per share, compared to last year's first quarter net profit of $11,073 or $0.00 per share.

The Company has continues to invest its profits back into the business for the development of the long-term accelerating growth. This shows in the increasing expenses. Nonetheless, CON-SPACE still produced a total of 3 cents per share net profit pre-tax. The Company fully expects to be in a taxable position from here on in.

3.3 Quarter Major Expenses, Accounts Receivables, Inventory, and any unusual variances to Sales, Cost of Goods Sold, Foreign Exchange or Amortization

Corporate liability insurance costs have continued to increase during the past three years as a result of the terrorist events that have occurred worldwide since 9/11. Insurance costs in the quarter ended September 30, 2004 remained constant at $15,353 as compared to last year's $15,670 for the same period. The renewal of CON-SPACE's product liability insurance in October, 2004 will result in an expected minimum increase of 13.5% to $65,800 per annum.

Office supplies, computer, and rent expenses decreased $3,905 during the first quarter of 2005 to $31,263. This compares to $35,168 for the previous year.

The cost of advertising, travel, and tradeshows decreased by $8,031 to $35,612 during the 1st quarter, as compared to the same period's previous year total of $43,643. Of the first quarter advertising expense of $30,859, $11,005 was spent on investor relation's activities; as compared to the first quarter last year during which $13,924 was spent on investor relations from a total of $37,517 in advertising.

Research and Development expense has decreased $25,773 in the first quarter 2005 to a total of $19,105, as compared to $44,878 for the same period in 2004. The majority of this decrease represents a decrease in engineering time allocated to support new product development.

Public Company Expenses related to filing, sustaining, SEDAR and legal fees for the 1st quarter increased $11,683 to $16,878 as compared to $5,195 for the same quarter last year. The majority of this change is the result of compensation costs related to the directors and audit committee members for their increased governance responsibilities.

Salaries, wages and benefits increased for the quarter ending September 30, 2004 to $216,103 as compared to $156,420 for the same period previous year. This increase is the result of additional staff requirements to meet continued sales growth, their related benefits, and salary increases.

3.4 Quarterly Economic Factors Affecting Company

The Company continues to deal with the effects of a declining American Dollar that has the effect of reducing reportable sales as most of the Company's sales are in US dollars. The Company reacted appropriately and put into effect a price increase at the beginning of December 2003. It is expected that a further increase will occur by January 1, 2005. To date there has been no negative reaction to the price increase.

3.5 Quarterly Major Contracts Obtained or Cancelled

The private labeling OEM business continues to grow with the increasing supply of products for customers like Tyco-Scott and their new "EZ-RADIOCOM II" which was designed by the Company specifically for Tyco-Scott.

So far this year, Audiopack Technologies Inc., a United States manufacturer of electronic communication equipment, has became a new OEM customer of the Company. The Company now manufactures "Private Labeled" product for a growing number of manufactures.

Many other major projects with various customers, including militaries and government agencies, police forces and fire departments continue to progress. This area is a rapidly growing in sales and reputation.

3.6 Quarterly Financing and Use of Proceeds

On July 8, 2004, 397,500 common shares held in escrow were released for trading, with the next expected release January 8, 2005.

Warrants totaling $4,500 or 10,000 shares were exercised in the 1st quarter of 2005.

These funds were added to the regular working capital of the Company for use in R&D, inventory increases and product promotional activities. The Company continues its search for additional working capital.

3.7 Quarterly Investor Relations Activities

In September of 2003 the Company contracted with Quinton Investment Services Corp., http://www.qiscapital.com, out of Kamloops, B.C., at a cost of $2,500 per month, to assist in handling its Investor Relation activities. This activity continues.

The Company also uses the services of Agora.com at http://www.agoracom.com for writing and disseminating its news releases at a cost of $1,250.00 per month during the 1st Quarter 2005. Agora also hosts a Bullboard on CON-SPACE, and may be found at http://www.agoracom.com, as does Stockhouse at http://stockhouse.com.

The Company also uses Precision IR, an Annual Report Service, to widen its distribution of the Annual Report and to attract the attention of potential investors. The cost of this service varies depending on the number of inquiries received.

As the Management of the Company feel it is extremely important to provide its shareholders, investment institutions, and the general investing public a complete and unbiased evaluation of the Company and therefore contracted with Fundamental Research Corp. to provide an initial evaluation and 4 following quarterly evaluations on the Company and its business. Their reports may be found at http://www.fundamentalresearchcorp.com/PDF/ccbye2004.pdf.

News Releases, News Letters, and various other information items are regularly e-mailed to every requesting party. You may be added to that list by sending your name and email address to invest@con-space.com.

Finally, all information known to be published about the company my be found on its website at http://www.con-space.com.

3.8 Quarterly Related Party Transactions

The has a management agreement for management services at $20,000 per month with Ridel Investments Ltd., a Company controlled by two directors.

There were no related party transactions other than in the normal business of selling products to different operating divisions for resale within their respective territories.

3.9 Quarterly Legal Proceedings, Contingent Liabilities, Defaults and concerns with Working Capital

Management is not aware of any current or pending legal proceedings, contingent liabilities nor is it in default of any of its contractual commitments, other than as presented herein.

Working capital has improved substantially in the last year as the effects of major orders concluded during the year and the respective accounts receivable have been collected. However, expenses continue to increase for research and development, growth of manufacturing staff and sales promotional activities.

The Company increased its line of credit to $500,000 with its bank and arranged for the availability of an additional $200,000 for major order manufacturing in September of 2004. The Company is currently in negotiations with the Bank of Montreal to increase its line of credit to $1,000,000; along with additional funds for the acquisition of capital assets.

3.10 Quarterly Other Relevant Items that may impact the Company, Special Resolutions, Senior Management Changes, Acquisitions or Dispositions

The management of the Company believes in and follows the intent of the new multi-lateral continuous disclosure requirements. As such, new procedures for the Board of Directors, Continuous Disclosure, Audit Committee, and the Compensation Committee have been or are being written and passed into policy.

These items are expected to be completed prior to the next Annual General Meeting scheduled for November 10, 2004.

In a further attempt to meet the new requirements this document is in the process of alteration to comply with the new MD & A guidelines.

4.0 Items Subsequent to the Period Close

4.1 The Company has been informed by its bank. the Bank of Montreal, that it is in the final stages of approving an increase the line of credit to $1,000,000; along with additional funds for the acquisition of capital assets to the extent of a further $250,000.

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(IN CANADIAN DOLLARS)

These Interim Financial Statements have not been reviewed by the Corporate Auditors

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEET SEPTEMBER 30, 2004 & JUNE 30, 2004
(Prepared by Management and not reviewed by Corporate Auditors)

	Sept 30 2004 $	June 30 2004 $
ASSETS		
CURRENT ASSETS		
Cash	343,973	522,820
Accounts Receivable (Note 9)	944,253	847,278
Inventory (Note 4)	972,243	851,964
Prepaid Expenses	44,047	54,238
Future Income Tax Assets	221,803	221,803
	2,526,319	2,498,103
CAPITAL ASSETS (Note 5)	199,338	206,086
DEMO INVENTORY	201,598	196,361
INCOME TAX RECOVERIES	10,472	122,752
	2,937,727	3,023,302
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	288,210	499,782
Bank Indebtedness (Note 9)	408,496	393,481
Corporate Taxes Payable	14,589	18,625
Current Portion LTD (Note 10)	158,567	182,466
	869,862	1,094,354
LONG TERM DEBT		
Loan (Note 10)	51,100	87,100
	920,962	1,181,454
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	2,424,405	2,419,905
DEFICIT- Beginning of the year	(578,057)	(1,276,271)
Earnings (Deficit)	170,417	698,214
End of period	(407,640)	(578,057)
	2,937,727	3,023,302

APPROVED BY THE DIRECTORS

Terence A. Ibbetson — T. A. Ibbetson, President

James L. Swanson — James L. Swanson, Chairman

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED INCOME STATEMENT
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 & SEPTEMBER 30, 2003
(Prepared by Management and not reviewed by Corporate Auditors)

	3 months ended Sept 30, 2004 $	YTD ended Sept 30, 2004 $	3 months ended Sept 30, 2003 $	YTD ended Sept 30, 2003 $
SALES	1,490,771	1,490,771	963,518	963,518
COST OF GOODS SOLD	678,464	678,464	474,681	474,681
GROSS MARGIN	812,307	812,307	488,837	488,837
OTHER INCOME - Other	---	---	---	---
- Foreign Exchange	(30,294)	(30,294)	(3,369)	(3,369)
	782,013	782,013	485,468	485,468
OPERATING EXPENSES				
Accounting and Legal	9,578	9,578	7,842	7,842
Advertising and Promotion	30,859	30,859	37,517	37,517
Bad Debts	(275)	(275)	171	171
Insurance	15,353	15,353	15,670	15,670
Interest and Service Charges	28,188	28,188	37,672	37,672
Management & Consulting Fees	48,000	48,000	47,250	47,250
Miscellaneous	35	35	(299)	(299)
Office Rent	14,824	14,824	17,531	17,531
Office Supplies & Computer	16,439	16,439	17,637	17,637
Postage and Courier	6,638	6,638	4,227	4,227
R&D and Production Expenses	19,105	19,105	44,878	44,878
Regulatory and Filing Fees	16,878	16,878	5,195	5,195
Salaries, Wages and Benefits	216,103	216,103	156,420	156,420
Telephone	8,467	8,467	8,169	8,169
Travel and Accommodation	18,319	18,319	25,636	25,636
Trade Shows	17,293	17,293	18,007	18,007
Utilities	1,035	1,035	837	837
Repair & Maintenance	4,411	4,411	2,908	2,908
Vehicle Expenses	15,289	15,289	14,594	14,594
	486,539	486,539	461,862	461,862
OPERATING INCOME (LOSS)	295,474	295,474	23,606	23,606
DEPRECIATION/AMORTIZATION	(12,777)	(12,777)	(12,533)	(12,533)
CORPORATE TAX EXPENSE	(112,280)	(112,280)	---	---
NET INCOME (LOSS)	170,417	170,417	11,073	11,073
DEFICIT, BEGINNING OF PERIOD	(578,057)	(578,057)	(1,276,271)	(1,276,271)
DEFICIT, END OF PERIOD	(407,640)	(407,640)	(1,265,198)	(1,265,198)
OPERATING INCOME PER SHARE	0.03	0.03	0.00	0.00
NET INCOME PER SHARE	0.02	0.02	0.00	0.00

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2004 & SEPTEMBER 30, 2003
(Prepared by Management and not reviewed by Corporate Auditors)

	3 months ended Sept 30, 2004 $	YTD ended Sept 30, 2004 $	3 months ended Sept 30, 2003 $	YTD ended Sept 30, 2003 $
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
NET PROFIT (LOSS)	170,417	170,417	11,073	11,073
Add Non-Cash Items				
Depreciation & Amortization	12,777	12,777	12,533	12,533
Corporate Tax Expense	112,280	112,280	---	---
	295,474	295,474	23,606	23,606
Net changes in non-cash operating accounts				
Accounts Receivable	(96,974)	(96,974)	5,937	5,937
Inventory	(120,279)	(120,279)	(35,539)	(35,539)
Prepaid Expenses	10,191	10,191	(1,203)	(1,203)
Accounts Payable	(215,608)	(215,608)	(60,748)	(60,748)
Operating Bank Loan	15,015	15,015	36,690	36,690
	(112,181)	(112,181)	(31,257)	(31,257)
INVESTING ACTIVITIES				
Acquisition of Capital Assets	(6,029)	(6,029)	(9,182)	(9,182)
Increase in Demo Inventory	(5,238)	(5,238)	(3,317)	(3,317)
	(11,267)	(11,267)	(12,499)	(12,499)
FINANCING ACTIVITIES				
Deferred Financing Costs	---	---	---	---
Loan Long Term	(59,899)	(59,899)	(66,204)	(66,204)
Issuance of Share Capital	4,500	4,500	8,260	8,260
	(55,399)	(55,399)	(57,944)	(57,944)
INCREASE (Decrease) IN CASH	(178,847)	(178,847)	(101,700)	(101,700)
CASH, Beginning in period	522,820	522,820	391,925	391,925
CASH, End of period	343,973	343,973	290,225	290,225

- See Accompanying Notes

1. NATURE OF OPERATIONS

The Company is engaged in the development, manufacture and marketing of lines of industrial safety communications products for use in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, CON-SPACE TECHNOLOGIES INC., CON-SPACE COMMUNICATIONS INC., and CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive. All significant intercompany balances, revenue and expenditures have been eliminated.

b) Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis. The Company uses certain inventory for demonstration purposes. Demonstration inventory is recorded at the lower of cost or net realizable value and has been reported on the balance sheet as a long-term asset.

c) Amortization of property plant and equipment

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

Tools and test equipment	20% Declining balance
Furniture and equipment	20% Declining balance
Computer equipment	30% Declining balance
Software	30% Declining balance
Trademarks and licenses	Straight line over life of trademark and licenses
Leasehold improvements	Straight line over five years

d) Long-lived assets

The carrying value of long-lived assets, which includes property, plant and equipment and demonstration inventory, is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

e) Product development

Development costs for product that have not yet gone into commercial production, including allocations for related administration and overhead are recorded as period costs.

f) Foreign exchange

The Company's functional currency is the Canadian dollar.

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year. Currency exchange gains and losses are charged to income as realized. The operations of the Company's subsidiaries are considered to be integrated with that of the parent: accordingly, the financial statements of the subsidiaries have been translated into Canadian dollars using the temporal method as describe above.

g) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the expected life of the trademarks.

h) Cost of sales

Cost of sales includes materials, labor and overhead costs associated with the manufacture of the Company's products.

i) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options would be used to purchase common shares at average market price during the period.

j) Related party transactions

Related party transactions, including expenses paid to directors, officers or companies controlled by directors and officers, are recorded at their exchange amounts.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

k) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to cost of sales and inventory, the allocation of direct costs to research and development expense, the determination of impairment of assets and useful lives for depreciation and amortization, future income tax valuation allowance and the determination of fair value for stock-based awards and compensation. Financial results as determined by actual events could differ from those estimates.

l) Risk management

Currency risk
The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations. As at the year end, approximately $315,500 of the cash balance was denominated in pounds sterling and held in the Company's UK subsidiary and approximately $270,000 of the cash balance was denominated in United States dollar. In addition, approximately $520,000 of the accounts receivable balance and $280,000 of the accounts payable balance is denominated in United States dollar and British Pound Sterling.

Credit risk
The Company is potentially exposed to concentration of credit risks as approximately 54% of sales are to 6 foreign customers. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk. As at the year end, the Company did not have significant concentrations of credit exposure to individual customers or related groups of customers.

Interest rate risk
The Company is potentially exposed to interest rate risk as the majority of short-term and long-term loans have floating interest rates. **(See Notes 9 and 10).**

m) Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

(IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

n) Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants. The Company records all awards made using a fair value method. All awards to employees and non-employees are expensed in the period of granting, vesting or pricing revision.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

o) Revenue recognition

Product sales revenue is recognized upon shipment to outside customers.

3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The carrying amounts for long-term debts approximate fair values based on financing terms currently available to the Company on the measurement dates.

4. INVENTORIES

	2004 $	2003 $
Parts and supplies	413,007	294,976
Work in progress	349,099	216,182
Finished goods	210,137	209,398
	972,243	720,556

(See Note 9)

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003
(IN CANADIAN DOLLARS)

5. CAPITAL ASSETS

	2004 $			2003 $
	Cost	Accumulated Amortization	Net	Net
Tools and test equipment	204,606	121,418	83,188	57,747
Furniture and equipment	117,040	95,332	21,708	26,289
Computer equipment	152,267	124,508	27,759	21,255
Software	72,789	55,075	17,714	22,229
Trademarks, patents and licenses	86,910	46,112	40,798	66,719
Leasehold improvements	43,856	35,685	8,171	8,328
	677,468	478,130	199,338	202,567

6. PRODUCT DEVELOPMENT COSTS

Product development was primarily for enhancements to existing lines. Accordingly, research and development costs as detailed below have been charged to current year operations.

	2004 $	2003 $
Administration	94	810
Labor	10,381	35,813
Safety approvals	8,630	8,255
	19,105	44,878

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:

i) 50,000,000 common shares without par value
ii) 20,000,000 second common shares without par value
iii) 5,000,000 Class "A" preferred shares with a par value of $0.001 per share
iv) 100,000,000 Class "B" preferred shares with a par value of $1.00 each

b) Issued

	2005		2004	
	# of Shares	$	# of Shares	$
Common				
Balance, beginning of year	9,485,980	2,419,905	9,109,980	2,367,265
Issued during year:				
Private placement i)				
- shares	-	-	-	-
- warrants (437,000)	10,000	4,500	-	-
Options ii)	-	-	376,000	52,640
Finance fee iii)	-	-	-	-
Share issue costs	-	-	-	-
	9,495,980	2,424,405	9,485,980	2,419,905

i) During the first quarter of fiscal 2005, 10,000 warrants at $0.45 per share were exercised for a total of $4,500.

ii) 2004:
During the 2004 fiscal year the Company issued a total of 376,000 common shares at $0.14 per share from the exercise of stock options for total proceeds of $52,640. 59,000 or $8,260 were in the first quarter ending September 30, 2004.

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

c) Share purchase warrants outstanding are as follows:

	Number of warrants	**Weighted average exercise Price**
Outstanding, beginning of year	437,000	0.66
Exercised - 1ST quarter	10,000	
Outstanding, September 30, 2004	427,000	0.66

Outstanding Warrants	**Exercise Price**	**Expiry Date**
237,000	1.00	March 19, 2005
190,000	0.45	February 25, 2005
427,000		

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

e) Escrow and restricted shares

2,650,000 common shares were held in escrow subject to release in accordance with the policies of the TSX Venture Exchange. As the Company is classified as a Tier 1 issuer, the release of escrow shares is as follows:

- 5% on December 20, 2002
- 20% on July 14, 2003
- 15% on January 8, 2004, July 8, 2004, January 8, 2005, July 8, 2005 and January 8, 2006.

During the 2004 fiscal year 927,500 (2003 – 132,500) shares held in escrow were released. As at the year end, 1,590,000 shares were held in escrow.

On July 8, 2004 a further 397,500 common shares held in escrow were released. At the end of the first quarter of fiscal 2005, 1,060,000 shares remain in escrow.

8. RELATED PARTY TRANSACTIONS

The Company approved and amended a management services agreement originally dated June 30, 1991 for the provision of management services. Under the terms of the amended agreement, the remuneration for management services increased to $20,000 per month (2003 - $15,000 per month) payable to Ridel Investments Ltd., a private company controlled by two directors. This agreement is subject to an annual review by the Board of Directors. Total management fees charged to income in the 2004 were $240,000 (2003 - $192,400).

The management compensation contract for 2005 is currently under review by the management compensation committee.

9. BANK INDEBTEDNESS

	2004 $	2003 $
Bank indebtedness	408,496	365,777

Bank indebtedness consists of a $500,000 operating line of credit bearing interest at the bank's prime rate plus 1.375% and is secured by a general security agreement covering all assets of the Company, direct security covering inventory and accounts receivable and an assignment of insurance proceeds on certain assets.

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT

	2004 $	2003 $
Government of Canada: Western Economic Diversification The loan was repaid during the year.	-	48,938
Bank of Montreal: (See Note 9 for security information) Demand loan bearing interest at prime plus 1.5% monthly principal payments of $1,667 due October, 2004.	1,667	21,250
Business Development Bank of Canada: Term loan with principal repayments as follows: 12 monthly payments of $11,000 commencing July 23, 2004; 6 monthly payments of $12,000 commencing July 23, 2005; $15,100 on January 23, 2006. Interest is payable monthly at 2% above the bank's floating base rate.	186,100	309,100
Additional Interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.7745% of its gross consolidated sales beginning July 23, 1998.		
Term loan with principal repayments as follows: 6 payments of $7,300 commencing July 23, 2004. Interest on the outstanding principal is payable monthly at 4% above the bank's floating base rate. The loan is due in December, 2004.	21,900	106,800
Additional interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.0517% of gross consolidated sales. The additional interest is payable until December 23, 2004 or until the loan has been repaid		
The loans from the Business Development Bank of Canada are secured by a general security agreement over assets.		
	209,667	486,088
Less: current portion	158,567	271,838
	51,100	214,250

Estimated principal payments due in each of the next five fiscal years:

	$
2005	182,466
2006	87,100
2007 and thereafter	-
	269,566

(IN CANADIAN DOLLARS)

11. COMMITMENTS

The Company has an operating lease commitment for office premises, requiring payments in each of the next five years as follows:

	$
2005	48,000
2006	48,000
2007	48,000

See subsequent events.

12. SUBSEQUENT EVENTS

Negotiations are in process for the lease of additional manufacturing space, adjacent to the present location, for required expansion purposes. Occupancy is planned for the spring of 2005.

The Bank of Montreal has verbally agreed to an increase in the operating line to $1,000,000 with an additional $250,000 for capital asset acquisition. Finalization of the agreement is expected in the 2nd quarter of fiscal 2005.

CON-SPACE COMMUNICATIONS

FIRST QUARTER NEWSLETTER & FINANCIAL REPORT

Safety in Communication®

Volume 13, Issue 1, November 2004

www.con-space.com



LETTER FROM MANAGEMENT

Historically the first quarter of our financial year is somewhat slow as it includes the holiday months of July and August. This year however, momentum has not slowed, in fact, it has increased. With sales growing 55% over last year's first quarter we are very encouraged with our future prospects. Plus, as we progress through the second quarter, our order rate remains strong.

Success is contagious and it has spread throughout the Company. We are happy to report that your Company is no longer struggling to be heard, no longer concerned with its day-to-day survival, and is no longer at the feet of the banks for support. CON-SPACE is doing very well, but is not planning to rest on its laurels.

We have a renewed focus on our future, while maintaining the strategy established years ago to first get our house in order and then build upon our strengths. So far this year the Company has contracted for a new all-inclusive purchasing, inventory and accounting system, one that handles multi companies and multi currencies. Further, to handle the high influx of orders and increased demands from our OEM customers, we are in process of a planned expansion of our Engineering and Manufacturing departments, which includes acquiring the space they will require.

The Company has reached the point where it is well established, strong and growing, it is therefore time to consider further expansion via acquisition.

As this year progresses it will be the intention of your management to look at potential corporate candidates that could fit into our long-term strategy.

We have always felt that we need to begin creating the future "now". With a solid 12 years of creating the future behind us, it is time to look to the next stage. We trust you will stay with us and believe you will be pleased with our future

As always, thank you for your support and we extend our best wishes to each and every one of you.



Terry Ibbetson & Jim Swanson

INSIDE THIS ISSUE

THE LATEST NEWS





CON-SPACE ON THE ROAD

As it has done in past years, CON-SPACE once again attended the FEMA (Federal Emergency Management Agency) Structural Collapse training school in Virginia Beach, VA.

CON-SPACE Regional Sales Manager, George Laquian represented our Company this year and was on site to lend his expertise in the area of communication. He had the following comments to report:

"135 students, and 55 instructors attended this year's school. The students were divided into 18 squads, with each squad going through a fourteen-hour rotation on confined space rescue with CON-SPACE being an integral part of the course.

Approximately half the students were from the East Coast, with the Taskforces of VA-TF-1&2, CT, OH, MA, PA, MD, and DE being well represented. The other students came from the following state task forces: UT, NV, CA, IL, MN, and WA. I estimate that half of the students had CON-SPACE hardline systems in their home departments, but not all the students had been trained on the equipment. National distributors such as Fisher Safety and MES Global showed up with booths, as well as local Distributors such as Safeware, Aramsco, and Blue Ridge Rescue Suppliers. The SCT School has grown steadily in size and sophistication since the first one held six years ago. At that time, the number of students stood at 45. Next year's school is estimated to be 150 students. Many students told me "off the record" that it is the best structural collapse-training course offered in the US, far exceeding similar courses offered in Texas A&M, Fairfax County VA, and Miami-Dade. SPEC Rescue informed me that FEMA has just approved the formation of 30 USAR Light Task Forces, which will be 36 members in size and be forward deployable like a regular USAR task force."

CON-SPACE ANNOUNCES PRELIMINARY Q1 REVENUES OF $1,475,000

CON-SPACE is pleased to report preliminary first quarter results demonstrating extraordinary gains in year-over-year revenues. Sales for the first quarter ended September 30 were $1,475,000, up over 50% compared to the same quarter last year Quarter of $963,500. Based on this showing, the Company believes that all indications for reaching the planned annual revenue objective of $6.3M are on track.

CON-SPACE Chairman, James L. Swanson, said "Management takes great pride in being able to continuously demonstrate a great business plan and execution strategy that is ultimately proven out by delivering real revenue growth such as this. Based on this incredible quarter and continued growth of the Company, CON-SPACE is now seriously considering expanding the size of our premises by a further 50%." Final results for the first quarter will be released in November.

FUNDAMENTAL RESEARCH CORP. CONTINUES COVERAGE ON CON-SPACE

CON-SPACE wishes to advise investors that Fundamental Research Corp. has initiated coverage of the Company in a 10-page report released today. The full report is available at:

http://www.fundamentalresearchcorp.com and http://www.agoracom.com/con-space/FRReport.pdf



Fundamental Research Corp. is an independent equity research firm providing institutional-quality fundamental research on smaller cap companies. The companies covered are selected using a very strict value screen in order to identify under-valued stocks (BUY) or grossly overvalued stocks (REDUCE). CON-SPACE commissioned an independent research report from Fundamental Research Corp. based on the fact it is an affiliate of Investrend Research and a member of the FIRST Research Consortium that sets the standards and ethics for independent research agreed to by all members of the association.

FINANCIAL CHARTS

SALES THRU OCTOBER


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
BILLINGS
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
YEAR

FIRST QUARTER SALES COMPARISON


1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
DOLLARS
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
FISCAL YEAR

NEW CUSTOMER LIST: During every quarter, every month, every week CON-SPACE adds new corporations and / or organizations to its list of customers. Here is a brief list of some of the customers added since June 1st, 2004. How many are near you?

COMPANY \ INDUSTRY	Aircraft /Aerospace	Automotive	Chemical	Electronics	Food Processing	Government	Hazardous Materials	Homeland Security	Hydroelectric	Industrial	Law Enforcement	Manufacturing	Marine	Medical/Health Care	Military	Mining	Petrochemical	Pharmaceuticals	Rescue	Safety	Technology	Transportation	Utilities
Hatch Electric Generating Plan									●														
L3 Digital Safe Technology																					●		
Los Angeles, CA Fire Department																			●				
Atlantic International Airport	●																						
Canadian Wireless Technologies																					●		
Marshall, MN Police Department											●												
Greeley City, KS Hospital														●									
Lincoln County, EMS														●									
US Air Force-AEW/ ECONS Iraq															●								
Evendale, OH Fire Dept.																			●				
Capital Health Systems, Trenton, NJ														●									
Parker County, CA, Emergency Management								●															
Maui Fire Department																			●				
JS Liquid Waste Services																							●
Stockton, Ca. Fire Department																			●				
Charleston County, SC, EMS														●									
Henderson, NV Fire Department																			●				
Gastonia Fire Department																			●				
St. Luke's Presbyterian Medical Center														●									
Summit Medical Center														●									
Elk Grove, CA, Water Safety																							●
Cherry Grove, Fire Department																			●				
Bothel Fire Department																			●				
Maury Regional Hospital														●									
Turner County Fire Rescue																			●				
Georgia Emergency DODACC								●															
Southern Marin, CA EMS														●									
Arlington Memorial Hospital														●									
Kent Fire Department																			●				
Delta Fire & Emergency Services								●															
Hartford County, Urban Search & Rescue																			●				
Neo Resins Inc.																					●		
HCA Newport Richey Hospital														●									
Ft. Sill Army Base															●								
FMC Chemical (UK)			●																				
Outdoor Recreational Equipment												●											
Los Alamos National Lab																		●					
Fr. Aviation Services (UK)	●																						
City of Galveston, TX						●																	
Rock Hill, SC Fire Department																			●				
San Ramon, CA Fire Department																			●				
Ministry of Defence (UK)															●								
Arizona Hiking Shack										●													
Soledad, CA, Department of Corrections											●												
Farm & Home Oil										●													
Aerojet	●																						
Savannah, GA MEM Medical Centre														●									
City of Calgary, AB FD														●									
Barton County, Emergency Medical Services														●									
Tripler Army Medical Center														●									
Pierre, SD Fire Department																			●				
Virginia Beach, VA Fire Department																			●				
NOAA Honolulu Port Office													●										
Aztec Engineered Production												●											
Manitoba Emergency Medical Services														●									
Union Tank Car																						●	
Westburne Industrial Enterprises										●													
Portland Fire Department																			●				
West Penn, PA Hospital														●									
Ten 8 Fire Equipment																			●				
Kearney, NJ Fire Department																			●				
Armstrong World Industries										●													
Spec Tactical, SQD, Louisville, KY											●												●
Rockton, IL Fire Department																			●				
City of Costa Mesa, CA						●																	
Edmonds, WA Fire Department																			●				
Stratton, ANG Fire Department																			●				
Tenn Air National Guard															●								
Safe Force Fire Station (UK)																				●			
UK County (UK)						●																	
Howarths Safety Services (UK)																				●			

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	Sept 30 2004	June 30 2003
ASSETS		
Current Assets	$8,526,319	$2,498,103
Property, Plant & Equipment (Net Amortization)	199,338	206,086
Demo Inventory	201,598	196,361
Future Income Tax Recoveries	10,472	122,752
Total Assets	$2,937,727	$3,023,302
LIABILITIES AND SHAREHOLDERS		
Current Liabilities	$869,862	$1,094,354
Long Term Debt	51,000	87,100
Shareholders' Equity	2,016,765	1,841,848
Total Liabilities and Equity	$2,937,727	$3,023,302

CONSOLIDATED INCOME STATEMENTS	Three Months Period Ended Sept 30, 2004	Three Months Period Ended June 30, 2003
Sales	$1,490,771	$963,518
Cost of Goods Sold and Commissions	678,464	474,681
Operating Expenses	529,610	477,764
Operating Profit (Loss)	282,697	11,073
Income Tax Recovery	112,280	0
Net Profit	$170,417	$11,073
Net Profit (Loss) per Common Share	$0.02	$0.00

FINANCIAL RESULTS - FIRST QUARTER

CON-SPACE sales closed at $1,490,771 for the 1st quarter ended September 30, 2004 resulting in a pre-tax net profit of $282,697 or $0.03 per share and an after tax net profit of $170,417 or $0.02 per share. The 1st quarter sales represents a 54.7% increase over the $963,518 reported for the same period a year ago.

The Company has continued to invest for growth in response to continued sales growth and demand for CON-SPACE products internationally, as well as, anticipated growth and demand for the foreseeable future, the Company continues to invest in an infrastructure that will be capable of meeting and servicing such growth; while at the same time controlling discretionary operating costs.

Operating expenses (excluding depreciation) for the 1st quarter increased by 5.3% to $486,539 compared to last year's 1st quarter of $461,862.

Net profit for the first quarter ended September 30, 2004, after taxes of $112,280, closed at $170,417 or $0.02 per share, compared to last year's first quarter net profit of $11,073 or $0.00 per share.

The Company continues to invest its profits back into the business for the development of the long-term accelerating growth. This shows in the increasing expenses. Nonetheless, CON-SPACE still produced a total of 3 cents per share net profit pre-tax. The Company fully expects to be in a taxable position from here on in.



Shareholder Relations

James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Stock Transfer Agent
CIBC Mellon Trust Company
1066 West Hastings
Ste. 1600 West Hastings
Vancouver, B.C. V6E 3X1

Corporate Head Office
505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Dire...
James L. Swa...
Chai...
Terence A. Ibbe...
Presi...
Eric J. Ha...
Direc...
Vincent L. Rea...
Direct...
Gordon E. Coo...
Director

Trading Symbol CCB
Listed on the TSX Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's

The "CON-SPACE" [logo] and "Safety in Communication" are registered trademarks of CON-SPACE Communications Ltd.

Website: www.con-space.com

Email: info@con-space.com
invest@con-space.com
sales@con-space.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

PLEASE VISIT OUR NEW INVESTOR RELATIONS SITE (www.con-space.com & just click on 'Investor Relations')


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CON-SPACE Communications
Corporate Headquarters
505-5600 Parkwood Way
Richmond B.C. V6V 2M2 Canada
Tel. 604.244.9323
Fax. 604.270.2138
email. invest@con-space.com
CCB
LISTED ON
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TSX
INVESTOR RELATIONS
Welcome to Investor Relations and information for CON-SPACE Communications Ltd. CON-SPACE is pleased to provide one-click access to all of the most important information you need to know as an investor or prospective investor in our company.
CON-SPACE Communications designs, develops and manufacturers industrial safety communications equipment for confined spaces, hazardous atmospheres, high noiseenvironments and other dangerous locations. CON-SPACE products are used by over 1,500 rescue teams around the world, making CON-SPACE the undisputed global industry leader in its space.

...r Corporation has grown substantially, we felt it was time for our Investor Relations area of the website to branch out ... own subsite category. Therefore you will now find a portal on our main site leading to a brand new site dedicated ... Investor Relations. We encourage you to visit our newly constructed Investor Relations page on a regular basis to ...dated on all the latest news and activity.

HOW TO STAY IN TOUCH

May we send our News Releases directly to you? Please send your e-mail address to:

jswanson@con-space.com

If you would like to speak to our Chairman directly please call Jim Swanson at:
(800) 755-2528 or (604) 244-9323

You may also visit us online at:

www.con-space.com

***Just click on 'Investor Relations'**